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                                                                    THE HARTFORD

October 30, 2008

VIA EDGAR & OVERNIGHT MAIL

Mr. Michael Kosoff
Staff Attorney -- Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4644

Re: Hartford Life Insurance Company Separate Account Eleven ("Registrant")
    Pre-Effective Amendment No. 1 to Form N-4 ("Registration Statement") File No. 333-151805

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933 (the "Act"), the Registrant hereby requests that the above referenced Registration Statement electronically filed via Edgar on Form N-4 be accelerated and declared effective on November 5, 2008, or as soon thereafter as is reasonably practicable. As the Registrant and the principal underwriter, we are aware of our obligations under the Act.

HARTFORD LIFE INSURANCE COMPANY

HARTFORD LIFE INSURANCE COMPANY
SEPARATE ACCOUNT ELEVEN

By:    John C. Walters*                     *By:   /s/ Shane Daly
       -----------------------------------         -----------------------------------
       John C. Walters                             Attorney-in-fact
       President, Chief Executive Officer,
       Chairman of the Board
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HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

By:    /s/ Martin Swanson
       ----------------------------------
       Martin Swanson
       Vice President

* Pursuant to Power of Attorney dated October 10, 2008